UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Ascena Retail Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04351G200

(CUSIP Number)

James J. Frolik, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Tel: (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 04351G200

1.	Names of Reporting Persons. Stadium Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) _______

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 281,319
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 281,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IA, OO

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CUSIP No. 04351G200

1.	Names of Reporting Persons. Stadium Capital Management GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) _______

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 281,319
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 281,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 04351G200

1.	Names of Reporting Persons. Alexander M. Seaver

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) _______

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 281,319
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 281,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 04351G200

1.	Names of Reporting Persons. Bradley R. Kent

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) _______

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 281,319
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 281,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 04351G200

1.	Names of Reporting Persons. Stadium Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) _______

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 281,319
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 281,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,319

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 04351G200
Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Ascena Retail Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Stadium Capital Management, LLC ("SCM"); Stadium Capital Management GP, L.P. (“SCMGP”); Alexander M. Seaver ("Seaver"); Bradley R. Kent ("Kent"); and Stadium Capital Partners, L.P. (“SCP”), (collectively, the "Filers").

SCP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b)	The business address of the Filers is 199 Elm Street, New Canaan, CT 06840-5321

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

SCM is an investment adviser and the general partner of SCMGP. Seaver and Kent are the managers of SCM. SCP is an investment limited partnership, of which
SCMGP is the general partner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of Filers, See Item 6 of the cover sheet for each Filer.

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CUSIP No. 04351G200
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCM	Fund Under Management(1)	$22,813,023
SCP	Working Capital	$22,813,023
(1) Includes funds of SCP investors in the Stock.
Item 4.	Purpose of Transaction

The Filers purchased the Common Stock of the Issuer for investment purposes. John L. Welborn, Jr., a Managing Director of SCM, is a member of the Issuer’s Board of Directors.

The Filers intend to sell, in the open market, through privately negotiated transactions with third parties or otherwise, all of the shares of Stock now owned by them.

The Filers are engaged in the investment advisory business. In pursuing this business, the Filers will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. Depending on their evaluation of various factors, including those indicated above, the Filers may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. In addition, the Filers may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity. The Filers may from time to time cause any of its investment fund clients (the “Stadium Capital Funds”) to distribute in kind to their respective investors shares of Common Stock of the Issuer owned by such Stadium Capital Funds. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Filers reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

Each Filer’s beneficial ownership of the Stock on the date hereof is reflected on that Filer’s cover page.

On December 14, 2020, the Filers sold 156,000 shares of the Stock in open market transactions for a price of $0.1831 per share. 112,641 of those shares were sold by SCP.

On December 15, 2020, the Filers sold 337,000 shares of the Stock in open market transactions for a price of $0.1143 per share. 254,256 of those shares were sold by SCP.

On December 16, 2020, the Filers sold 187,238 shares of the Stock in open market transactions for a price of $0.1112 per share, all of which were sold by SCP.

The Filers ceased to be beneficial owners of more than 5% of the Issuer’s outstanding Stock on December 15, 2020.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, SCM (or SCMGP) is entitled to fees based on assets under management and realized and unrealized gains.

Item 7.	Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2020

STADIUM CAPITAL MANAGEMENT, LLC By: /s/ Alexander M. Seaver, Manager	/s/ Alexander M. Seaver /s/ Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: /s/ Alexander M. Seaver, Manager	STADIUM CAPITAL MANAGEMENT GP, L.P. By: Stadium Capital Management, LLC General Partner By: /s/ Alexander M. Seaver, Manager
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CUSIP No. 04351G200

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Ascena Retail Group, Inc. For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 17, 2020

STADIUM CAPITAL MANAGEMENT, LLC By: /s/ Alexander M. Seaver, Manager	/s/ Alexander M. Seaver /s/ Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: /s/ Alexander M. Seaver, Manager	STADIUM CAPITAL MANAGEMENT GP, L.P. By: Stadium Capital Management, LLC General Partner By: /s/ Alexander M. Seaver, Manager

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